UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Chindata Group Holdings Limited
(Name of Issuer)

Class A ordinary shares, par value $0.00001 per share
(Title of Class of Securities)

16955F107**
(CUSIP Number)

February 14, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	This CUSIP number applies the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the Nasdaq Global Select Market under the symbol “CD.” Each ADS represents two Class A ordinary shares. No CUSIP number assigned to the Issuer’s Class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO.:       16955F107

(1)	NAME OF REPORTING PERSONS
Jing Ju
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
1,904,056 Class A Ordinary Shares and 30,449,373 Class B Ordinary Shares(1)
	(6)	SHARED VOTING POWER
0
	(7)	SOLE DISPOSITIVE POWER
6,154,430 Class A Ordinary Shares and 30,449,373 Class B Ordinary Shares(2)
	(8)	SHARED DISPOSITIVE POWER
0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,154,430 Class A Ordinary Shares and 30,449,373 Class B Ordinary Shares(2)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.0%(3)
(12)	TYPE OF REPORTING PERSON
IN

1	Consists of (i) 26,621,704 Class B ordinary shares held by Abiding Joy Limited, a British Virgin Islands Company wholly-owned by Mr. Jing Ju, (ii) 708,395 Class B ordinary shares underlying share options vested under the Issuer’s 2020 Share Option Plan, held by Abiding Joy Limited , (iii) 708,395 Class A ordinary shares underlying share options vested under the Issuer’s 2020 Share Option Plan, held by Abiding Joy Limited, (iv) 3,119,274 Class B ordinary shares issuable upon exercise of the right to elect to exchange all vested ESOP Holdco Class B Shares held by Mr. Jing Ju as of the date hereof into the Issuer’s Class B ordinary shares within 60 days after the date hereof, and (v) 1,195,661 Class A ordinary shares issuable upon exercise of the right to elect to exchange all vested ESOP Holdco Class B Shares held by Mr. Jing Ju as of the date hereof into the Issuer’s Class A ordinary shares within 60 days after the date hereof. The Issuer’s Class B ordinary shares underlying its ESOP Holdco Class B Shares have been issued to the ESOP Holdco and are outstanding. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes and is convertible into one Class A ordinary share at any time by the holders thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

2	Consists of (i) 26,621,704 Class B ordinary shares held by Abiding Joy Limited, a British Virgin Islands Company wholly-owned by Mr. Jing Ju, (ii) 708,395 Class B ordinary shares underlying share options vested under the Issuer’s 2020 Share Option Plan, held by Abiding Joy Limited, (iii) 708,395 Class A ordinary shares underlying share options vested under the Issuer’s 2020 Share Option Plan, held by Abiding Joy Limited, (iv) 4,250,374 Class A ordinary shares underlying share options granted under the Issuer’s 2020 Share Option Plan subject to certain vesting conditions as of the date hereof, held by Abiding Joy Limited, (v) 3,119,274 Class B ordinary shares issuable upon exercise of the right to elect to exchange all vested ESOP Holdco Class B Shares held by Mr. Jing Ju as of the date hereof into the Issuer’s Class B ordinary shares within 60 days after the date hereof, and (vi) 1,195,661 Class A ordinary shares issuable upon exercise of the right to elect to exchange all vested ESOP Holdco Class B Shares held by Mr. Jing Ju as of the date hereof into the Issuer’s Class A ordinary shares within 60 days after the date hereof.

3	Calculation is based upon a total of 732,559,381 ordinary shares (being the sum of 370,058,402 Class A ordinary shares and 362,500,979 Class B ordinary shares) of the Issuer outstanding as of February 14, 2022 as a single class. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

CUSIP NO.:        16955F107

(1)	NAME OF REPORTING PERSONS
Abiding Joy Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
The British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
1,904,056 Class A Ordinary Shares and 30,449,373 Class B Ordinary Shares(4)
	(6)	SHARED VOTING POWER
0
	(7)	SOLE DISPOSITIVE POWER
6,154,430 Class A Ordinary Shares and 30,449,373 Class B Ordinary Shares(5)
	(8)	SHARED DISPOSITIVE POWER
0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,154,430 Class A Ordinary Shares and 30,449,373 Class B Ordinary Shares(5)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.0%(6)
(12)	TYPE OF REPORTING PERSON
CO

4	Consists of (i) 26,621,704 Class B ordinary shares held by Abiding Joy Limited, a British Virgin Islands Company wholly-owned by Mr. Jing Ju, (ii) 708,395 Class B ordinary shares underlying share options vested under the Issuer’s 2020 Share Option Plan, held by Abiding Joy Limited , (iii) 708,395 Class A ordinary shares underlying share options vested under the Issuer’s 2020 Share Option Plan, held by Abiding Joy Limited, (iv) 3,119,274 Class B ordinary shares issuable upon exercise of the right to elect to exchange all vested ESOP Holdco Class B Shares held by Mr. Jing Ju as of the date hereof into the Issuer’s Class B ordinary shares within 60 days after the date hereof, and (v) 1,195,661 Class A ordinary shares issuable upon exercise of the right to elect to exchange all vested ESOP Holdco Class B Shares held by Mr. Jing Ju as of the date hereof into the Issuer’s Class A ordinary shares within 60 days after the date hereof. The Issuer’s Class B ordinary shares underlying its ESOP Holdco Class B Shares have been issued to the ESOP Holdco and are outstanding. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes and is convertible into one Class A ordinary share at any time by the holders thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

5	Consists of (i) 26,621,704 Class B ordinary shares held by Abiding Joy Limited, a British Virgin Islands Company wholly-owned by Mr. Jing Ju, (ii) 708,395 Class B ordinary shares underlying share options vested under the Issuer’s 2020 Share Option Plan, held by Abiding Joy Limited, (iii) 708,395 Class A ordinary shares underlying share options vested under the Issuer’s 2020 Share Option Plan, held by Abiding Joy Limited, (iv) 4,250,374 Class A ordinary shares underlying share options granted under the Issuer’s 2020 Share Option Plan subject to certain vesting conditions as of the date hereof, held by Abiding Joy Limited, (v) 3,119,274 Class B ordinary shares issuable upon exercise of the right to elect to exchange all vested ESOP Holdco Class B Shares held by Mr. Jing Ju as of the date hereof into the Issuer’s Class B ordinary shares within 60 days after the date hereof, and (vi) 1,195,661 Class A ordinary shares issuable upon exercise of the right to elect to exchange all vested ESOP Holdco Class B Shares held by Mr. Jing Ju as of the date hereof into the Issuer’s Class A ordinary shares within 60 days after the date hereof.

6	Calculation is based upon a total of 732,559,381 ordinary shares (being the sum of 370,058,402 Class A ordinary shares and 362,500,979 Class B ordinary shares) of the Issuer outstanding as of February 14, 2022 as a single class. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

Item 1(a).	Name of Issuer:

Chindata Group Holdings Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

No. 47 Laiguangying East Road, Chaoyang District, Beijing, 100012, The People’s Republic of China

Item 2(a).	Name of Person Filing:

(i) Jing Ju; and

(ii) Abiding Joy Limited (collectively, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For Jing Ju
Floor 3, Block E, Taiji Information Technology Industrial Park, Chaoyang District, Beijing
People’s Republic of China

For Abiding Joy Limited
Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town Tortola
British Virgin Islands

Item 2(c).	Citizenship or Place of Organization:

Jing Ju — The People’s Republic of China

Abiding Joy Limited — The British Virgin Islands

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value $0.00001 per share, of the Issuer

The Issuer’s ordinary shares consists of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes and is convertible into one Class A ordinary share at any time by the holders thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances

Item 2(e).	CUSIP Number:

16955F107

This CUSIP number applies the American Depositary Shares (“ADSs”) of the Issuer, each ADS represents two Class A ordinary shares. No CUSIP number assigned to the Issuer’s Class A ordinary shares.

Item 3.	Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable

Item 4.	Ownership:

					Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned		Percent of Class(1)	Percent of Aggregate Voting Power(2)	Sole Power to Vote or Direct the Vote		Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of		Shared Power to Dispose or to Direct the Disposition of
Jing Ju	36,603,803	(3)	5.0%	7.9%	32,353,429	(4)	0	36,603,803	(3)	0
Abiding Joy Limited	36,603,803	(3)	5.0%	7.9%	32,353,429	(4)	0	36,603,803	(3)	0

Notes:

(1)	The percentage of class of securities beneficially owned by each Reporting Person is based upon a total of 732,559,381 ordinary shares (being the sum of 370,058,402 Class A ordinary shares and 362,500,979 Class B ordinary shares) of the Issuer outstanding as of February 14, 2022 as a single class. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

(2)	For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of 370,058,402 Class A and 362,500,979 Class B ordinary shares of the Issuer as a single class as of February 14, 2022. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes and is convertible into one Class A ordinary share at any time by the holders thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(3)	Consists of (i) 26,621,704 Class B ordinary shares held by Abiding Joy Limited, a British Virgin Islands Company wholly-owned by Mr. Jing Ju, (ii) 708,395 Class B ordinary shares underlying share options vested under the Issuer’s 2020 Share Option Plan, held by Abiding Joy Limited, (iii) 708,395 Class A ordinary shares underlying share options vested under the Issuer’s 2020 Share Option Plan, held by Abiding Joy Limited, (iv) 4,250,374 Class A ordinary shares underlying share options granted under the Issuer’s 2020 Share Option Plan subject to certain vesting conditions as of the date hereof, held by Abiding Joy Limited, (v) 3,119,274 Class B ordinary shares issuable upon exercise of the right to elect to exchange all vested ESOP Holdco Class B Shares held by Mr. Jing Ju as of the date hereof into the Issuer’s Class B ordinary shares within 60 days after the date hereof, and (vi) 1,195,661 Class A ordinary shares issuable upon exercise of the right to elect to exchange all vested ESOP Holdco Class B Shares held by Mr. Jing Ju as of the date hereof into the Issuer’s Class A ordinary shares within 60 days after the date hereof.

(4)	Consists of (i) 26,621,704 Class B ordinary shares held by Abiding Joy Limited, a British Virgin Islands Company wholly-owned by Mr. Jing Ju, (ii) 708,395 Class B ordinary shares underlying share options vested under the Issuer’s 2020 Share Option Plan, held by Abiding Joy Limited , (iii) 708,395 Class A ordinary shares underlying share options vested under the Issuer’s 2020 Share Option Plan, held by Abiding Joy Limited, (iv) 3,119,274 Class B ordinary shares issuable upon exercise of the right to elect to exchange all vested ESOP Holdco Class B Shares held by Mr. Jing Ju as of the date hereof into the Issuer’s Class B ordinary shares within 60 days after the date hereof, and (v) 1,195,661 Class A ordinary shares issuable upon exercise of the right to elect to exchange all vested ESOP Holdco Class B Shares held by Mr. Jing Ju as of the date hereof into the Issuer’s Class A ordinary shares within 60 days after the date hereof. The Issuer’s Class B ordinary shares underlying its ESOP Holdco Class B Shares have been issued to the ESOP Holdco and are outstanding. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes and is convertible into one Class A ordinary share at any time by the holders thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to Schedule 13G filed on February 11, 2020 by the Reporting Persons with the Securities and Exchange Commission)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Jing Ju	/s/ Jing Ju
Jing Ju

Abiding Joy Limited	By:	/s/ Jing Ju
	Name:	Jing Ju
	Title:	Director